UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Harpoon Therapeutics, Inc.

(Name of Subject Company — Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

41358P106

(CUSIP Number of Class of Securities)

Kelly E.W. Grez

Corporate Secretary

Merck & Co., Inc.

126 East Lincoln Avenue, Rahway, NJ 07065

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Catherine J. Dargan

Michael J. Riella

Andrew M. Fischer

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662 6000

January 7, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698340106

1	Names of Reporting Persons MERCK & CO., INC.
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship Or Place Of Organization NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0
	8	Shared Voting Power 3,080,815*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,080,815*

11	Aggregate Amount Beneficially Owned By Each Reporting Person 3,080,815* (See Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent Of Class Represented By Amount In Row (11) 17.48%*
14	Type Of Reporting Person CO/HC

* Beneficial ownership of the common stock, par value $0.0001 per share (the “Common Stock”), of Harpoon Therapeutics, Inc. (the “Issuer”) is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such Common Stock by virtue of the Support Agreements described in Item 4 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Common Stock over which the Reporting Persons may be deemed to have beneficial ownership are comprised of 3,080,815 shares of Common Stock (including shares issuable upon (a) the exercise of outstanding options to purchase shares of Common Stock, (b) the vesting of restricted stock units of the Company and (c) the exercise of warrants to purchase shares of Common Stock) beneficially owned by the stockholders (the “Stockholders”) party to the Support Agreements (as defined below). Generally, upon the exercise of any security convertible or exchangeable for any Common Stock by the Stockholders, such shares of Common Stock acquired upon exercise thereof shall be included under the Support Agreements and the Reporting Persons may be deemed to have beneficial ownership of such additional shares of Common Stock, if any.

The percentage calculation is based on (i) 16,948,331 shares of Common Stock, (ii) 107,186 options to purchase shares of Common Stock, (iii) 6,522 restricted stock units and (iv) warrants to purchase 567,283 shares of Common Stock outstanding as of the close of business on January 7, 2024 and based on the representation of the Company in the Merger Agreement (as defined below) and other information provided by the Company and the Stockholders.

CUSIP No. 698340106

1	Names of Reporting Persons MERCK SHARP & DOHME LLC
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship Or Place Of Organization NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0
	8	Shared Voting Power 3,080,815*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,080,815*

11	Aggregate Amount Beneficially Owned By Each Reporting Person 3,080,815* (See Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent Of Class Represented By Amount In Row (11) 17.48%*
14	Type Of Reporting Person OO

*	See note above with respect to Merck & Co., Inc.

CUSIP No. 698340106

1	Names of Reporting Persons HAWAII MERGER SUB, INC.
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship Or Place Of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0
	8	Shared Voting Power 3,080,815*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,080,815*

11	Aggregate Amount Beneficially Owned By Each Reporting Person 3,080,815* (See Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent Of Class Represented By Amount In Row (11) 17.48%
14	Type Of Reporting Person CO

*	See note above with respect to Merck & Co., Inc.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 (the “Common Stock” or “Shares”), of Harpoon Therapeutics, Inc. (the “Company”). The address of the principal executive offices of the Company is 611 Gateway Boulevard, Suite 400, South San Francisco, California 94080.

Item 2. Identity and Background

This Schedule is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Merck & Co., Inc., a New Jersey corporation (“Merck”), Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Parent”) and Hawaii Merger Sub, Inc., a Delaware corporation (“Merger Sub”, and together with Merck and Parent, the “Reporting Persons”). A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 99.6 hereto.

The address of the principal business and the principal office of Merck, Parent and Merger Sub is 126 East Lincoln Avenue, Rahway, NJ, 07065.

Parent is a wholly owned subsidiary of Merck, which is a global health care company that delivers innovative health solutions through its prescription medicines, including biologic therapies, vaccines and animal health products. Merger Sub is a wholly owned subsidiary of Parent and has not conducted any business and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the Merger Agreement (as defined below) and the transactions contemplated thereby.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Persons to purchase all of the outstanding Shares in the Merger (as defined below) is approximately $680 million, plus related fees and expenses. The Reporting Persons currently have available to them in cash on hand all funds necessary for these payments.

Item 4. Purpose of Transaction

On January 7, 2024, Parent and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will purchase all of the outstanding Shares at a price of $23.00 per Share (the “Common Stock Merger Consideration”), net to the seller in cash, without interest and less any applicable tax withholding.

The obligation of Merger Sub to purchase Shares is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) approval of the transactions contemplated by the Merger Agreement by the Company’s stockholders; (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and (iii) those other conditions set forth in the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company pursuant to the provisions of the Delaware General Corporation Law (the “DGCL”) as provided in the Merger Agreement, with the Company being the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), (i) each Share (other than (1) Shares held in the Company’s treasury or owned by Parent or Merger Sub or any of their respective direct or indirect wholly-owned subsidiaries and (2) Shares held by stockholders who have properly demanded appraisal of such Shares in accordance with the DGCL (the “Appraisal Shares” and clauses (1) and (2) together, the “Excluded Shares”))

will be cancelled and converted into the right to receive an amount in cash equal to the Common Stock Merger Consideration, without interest and subject to any applicable withholding of taxes, (ii) each share of Series A preferred stock, par value $0.0001 per share, of the Company (the “Preferred Shares”) issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares) will automatically be cancelled and the holder will be entitled to receive an amount in respect of each Preferred Share determined in accordance with its terms as of immediately prior to the Effective Time, as amended, altered or modified and in effect as of immediately prior to the Effective Time subject to applicable withholding taxes, and (iii) each Appraisal Share shall be entitled to the payment referred to in Section 3.8 of the Merger Agreement.

Immediately prior to the Effective Time, each unexpired and unexercised option to purchase Common Stock (each, a “Company Stock Option”), will, to the extent unvested, become fully vested and exercisable immediately prior to, and contingent upon, the Effective Time. At the Effective Time, (a) each Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time and has a per share exercise price that is less than the Common Stock Merger Consideration (each, an “In the Money Option”) will be cancelled and each holder will be entitled to receive in consideration therefor a payment of cash, without interest and subject to applicable withholding and other applicable taxes, equal to the product of (i) the total number of Shares subject to the In the Money Option immediately prior to the Effective Time and (ii) the excess, of the Common Stock Merger Consideration over the per share exercise price payable for the In the Money Option immediately prior to the Effective Time, and (b) each Company Stock Option other than an In the Money Option that is then outstanding and unexercised shall be cancelled with no consideration payable in respect thereof.

At the Effective Time, each outstanding award of Company restricted stock units denominated in shares of Common Stock (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time will be cancelled and converted automatically into the right to receive a payment in cash, without interest and subject to applicable withholding and other applicable taxes, equal to the product of (a) the Common Stock Merger Consideration multiplied by (b) the total number of Shares subject to the Company RSU immediately prior to the Effective Time, with the number of Shares subject to any Company RSU that vests based on the achievement of performance goals determined in accordance with the applicable award agreement.

At the Effective Time, each warrant to purchase Shares originally issued by the Company on March 23, 2023 or October 25, 2023 (each, a “Company Warrant”) that is outstanding and unexercised immediately prior to the Effective Time will, in accordance with its terms, cease to represent a warrant exercisable for Common Stock and will become a warrant exercisable for the Common Stock Merger Consideration that the holder would have been entitled to receive if the Company Warrant had been exercised immediately prior to the Effective Time.

The Merger will be governed by Section 251 of the DGCL and will be effected by Merger Sub and the Company as soon as practicable following approval of the Merger by a stockholder vote pursuant to the DGCL. The closing of the Merger is subject to customary closing conditions.

Concurrently with the execution and delivery of the Merger Agreement, certain stockholders (the “Stockholders”) entered into support agreements (the “Support Agreements”) with Parent and Merger Sub with respect to 3,080,815 shares owned by the Stockholders (the “Covered Shares”). The Covered Shares comprise approximately 17.48% of all outstanding Shares. Each Stockholder agreed, among other things, to vote his, her or its Covered Shares (i) in favor of (1) the adoption of the Merger Agreement, the Merger and the approval of all agreements related to the Merger and any actions related thereto, (2) the approval of any proposal to adjourn or postpone any such meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which such meeting is held and (3) each of the transactions contemplated by the Merger Agreement, (ii) against any Acquisition Proposal (as defined in the Merger Agreement), (iii) against any (1) merger, amalgamation, consolidation, combination, share exchange, business combination, sale of material assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by, or any other extraordinary corporate transaction involving, the Company, (2) sale, lease, license or transfer of a material amount of assets of the Company or agreement relating to the foregoing (other than the Merger Agreement and the transactions contemplated by the Merger Agreement) or (3) any change in or to the board of directors of the Company that is not recommended or approved by the board of directors of the Company, and (iv) against any proposal, action or agreement that would reasonably be expected to (x) prevent, nullify or result in a breach of any provision of the Support Agreements, (y) result in any of the conditions to the Merger set forth in Article 7 of the Merger Agreement not being satisfied on or prior to the Outside Date (as defined in the Merger Agreement), or (z) materially impede, interfere with, delay or prevent the consummation of the transactions contemplated by the Merger Agreement.

Each Stockholder also agreed to not, except as provided in the Support Agreements, (i) offer to transfer, transfer or consent to any transfer of any or all of the Covered Shares or any interest therein (other than transfers by operation of law) (ii) enter into any contract with respect to any transfer of any or all Covered Shares or any interest therein, (iii) grant any proxy, consent, power-of-attorney, right of first offer or refusal or other authorization in or with respect to any or all of the Covered Shares other than as required to effect the Stockholder’s voting obligations under the Support Agreement, (iv) deposit or permit the deposit of any or all of the Covered Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Covered Shares other than as required to effect the Stockholder’s voting obligations under the Support Agreements, (v) create or permit to exist any lien (other than restrictions on transfer or voting as created by the Support Agreements or under applicable securities laws) on any of the Covered Shares or (vi) take or permit any other action that would in any way restrict, limit or interfere with the performance of the Stockholder’s obligations under the Support Agreement in any material respect or otherwise make any representation or warranty of the Stockholder in the Support Agreement untrue or incorrect in any material respect.

The Support Agreements will terminate in certain circumstances, including upon termination of the Merger Agreement. Shared voting and dispositive power with respect to the Covered Shares may be deemed to have been acquired through execution of the Support Agreements. The Reporting Persons have not expended any funds in connection with the execution of the Support Agreements.

Parent and the Company entered into a Mutual Confidential Disclosure Agreement, dated as of January 9, 2020, as subsequently amended by First Amendment to Mutual Confidential Disclosure Agreement, dated as of January 6, 2021, Amendment No. 2 to Mutual Confidential Disclosure Agreement, dated as of September 21, 2023, and Amendment No. 3 to Mutual Confidential Disclosure Agreement, dated as of December 8, 2023 (as fully amended, the “Non-Disclosure Agreement”), in connection with, among other things, a potential negotiated acquisition transaction. Pursuant to the Non-Disclosure Agreement, subject to certain customary exceptions, each party agreed to keep confidential certain non-public information disclosed to one party or its representatives by or on behalf of the other party or such party’s affiliates or representatives, including all analyses or other materials containing such non-public information.

The purpose of the Merger is to acquire control of, and own, the entire equity interest in, the Company. After the Merger is approved by a vote of the stockholders of the Company pursuant to the DGCL, Parent and Merger Sub intend to consummate the Merger as promptly as practicable, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. At the Effective Time, (i) the certificate of incorporation of the surviving corporation will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will be the bylaws of the surviving corporation, except that the references to Merger Sub’s name will be replaced with references to the surviving corporation’s name, and (iii) the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the initial directors and officers of the surviving corporation. Following the Merger, the Shares will no longer be traded on the Nasdaq Capital Market, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated. Except as set forth in this Schedule 13D and in connection with the Merger and the Support Agreements described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing description of (i) the Merger Agreement and the transactions contemplated thereby, (ii) the Support Agreements and the transactions contemplated thereby, and (iii) the Non-Disclosure Agreement and the transactions contemplated thereby, in each case, do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto, to the Form of Support Agreement, which is filed as Exhibit 99.1 hereto and to the Non-Disclosure Agreement, including all amendments to the Non-Disclosure Agreement, which are filed as Exhibits 99.2 through 99.5 hereto, each of which is incorporated herein by reference.

In connection with the Merger, the Company will file with the Securities and Exchange Commission (“SEC”) a proxy statement on Schedule 14A relating to a special meeting of its stockholders. Additionally, the Company may file other relevant materials with the SEC in connection with the Merger. Investors and securityholders of the Company are urged to read the proxy statement and any other relevant materials filed or that will be filed with the SEC, as well as any amendments or supplements to these materials and documents incorporated by reference therein, carefully and in their entirety when they become available because they contain or will contain important information about the proposed transaction and related matters. The definitive version of the proxy statement will be mailed or otherwise made available to the Company’s securityholders. Investors and securityholders will be able to obtain a copy of the proxy statement (when it is available) as well as other filings containing information about the proposed transaction that are filed by the Company or Merck with the SEC, free of charge on EDGAR at www.sec.gov, on the investor relations page of the Company’s website at

ir.harpoontx.com/investors, by contacting the Company’s investor relations department at investors@harpoontx.com, or on Merck’s website at www.merck.com.

Item 5. Interest in Securities of the Company

(a), (b). Other than those Covered Shares that may be deemed to be beneficially owned in connection with the Support Agreements, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares. As a result of the Support Agreements, the Reporting Persons may be deemed to have the power to vote against certain matters set forth in Item 4 above and cause the disposition of up to an aggregate of 3,080,815 Shares, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may each be deemed to be the beneficial owner of an aggregate of 3,080,815 Shares. The Covered Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 17.48% of the Shares issued and outstanding as of the close of business on January 7, 2024, as represented by the Company in the Merger Agreement. The Reporting Persons are not entitled to any rights as stockholders of the Company as to the Covered Shares, except as otherwise expressly provided in the Support Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of the Covered Shares. Except as set forth herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c). Except for the Merger Agreement and the Support Agreements, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d). To the knowledge of the Reporting Persons, based on representations made by the Stockholders in the Support Agreements, other than the Stockholders, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Except for the Merger Agreement, the Support Agreements and the Non-Disclosure Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits

2.1	Agreement and Plan of Merger, dated as of January 7, 2024 among Harpoon Therapeutics, Inc., Merck Sharp & Dohme LLC and Hawaii Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Harpoon Therapeutics, Inc. with the SEC on January 8, 2024).

99.1	Form of Support Agreement, by and among Merck Sharp & Dohme LLC, Hawaii Merger Sub, Inc. and certain stockholders of Harpoon Therapeutics, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Harpoon Therapeutics, Inc. with the SEC on January 8, 2024).

99.2	Mutual Confidential Disclosure Agreement, dated as of January 9, 2020, between Harpoon Therapeutics, Inc. and Merck Sharp & Dohme Corp.

99.3	First Amendment to Mutual Confidential Disclosure Agreement, dated as of January 6, 2021, between Harpoon Therapeutics, Inc. and Merck Sharp & Dohme Corp.

99.4	Amendment No. 2 to Mutual Confidential Disclosure Agreement, dated as of September 21, 2023, between Harpoon Therapeutics, Inc. and Merck Sharp & Dohme LLC.

99.5	Amendment No. 3 to Mutual Confidential Disclosure Agreement, dated as of December 8, 2023, between Harpoon Therapeutics, Inc. and Merck Sharp & Dohme LLC.

99.6	Joint Filing Agreement, dated as of January 17, 2024, among Merck & Co., Inc., Merck Sharp & Dohme LLC and Hawaii Merger Sub, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2024	MERCK & CO. INC.

/s/ Robert M. Davis
Name: Robert M. Davis
Title: Chairman and Chief Executive Officer

MERCK SHARP & DOHME LLC.

/s/ Sunil Patel
Name: Sunil Patel
Title: SVP, Business Development & Licensing

HAWAII MERGER SUB, INC.

/s/ Dalton Smart
Name: Dalton Smart
Title: Senior Vice President, Global Controller

Schedule A

1. Merck & Co., Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Merck & Co., Inc. are set forth below. If no business address is given, the director’s or executive officer’s business address is 126 East Lincoln Avenue, Rahway, NJ, 07065.

Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Position with Merck & Co., Inc.	Principal Occupation and Employer
Douglas M. Baker, Jr.	Director	Founding Partner of E2SG Partners, 212 3rd Avenue North, Suite 575, Minneapolis, MN 55401

Mary Ellen Coe	Director	Chief Business Officer, YouTube Inc., 901 Cherry Ave., San Bruno, CA 94066

Pamela J. Craig	Director	Director

Robert M. Davis	Chairman, President and Chief Executive Officer; Director	Chairman, President and Chief Executive Officer, Director, Merck

Thomas H. Glocer	Director	Founder and Managing Partner, Angelic Ventures LP, 845 3rd Avenue, 4th Floor, New York, NY 10022

Risa J. Lavizzo-Mourey	Director	President Emerita, Robert Wood Johnson Foundation, 50 College Road East, Princeton, NJ 08540

Stephen L. Mayo	Director	Professor, Merkin Institute at California Institute of Technology, 1200 East California Boulevard, Pasadena, CA 91125

Paul B. Rothman	Director	Director

Patricia F. Russo	Director	Non-executive Chairman, Hewlett Packard Enterprise Company, 6280 America Center Drive, San Jose, CA 95002

Christine E. Seidman	Director	Thomas W. Smith Professor of Medicine and Genetics, Harvard Medical School/Brigham and Women’s Hospital, 75 Francis Street, Boston, MA 02115

Inge G. Thulin	Director	Director

Kathy J. Warden	Director	Chairman, Chief Executive Officer and President, Northrop Grumman Corporation, 2980 Fairview Park Drive, Falls Church, VA 22042

Peter C. Wendell	Director	Managing Director, Sierra Ventures, 1400 Fashion Island Boulevard, Suite 1010, San Mateo, CA 94404

Sanat Chattopadhyay	Executive Vice President and President, Merck Manufacturing Division	Executive Vice President and President, Merck Manufacturing Division, Merck

Richard R. Deluca, Jr.	Executive Vice President and President, Merck Animal Health	Executive Vice President and President, Merck Animal Health, Merck

Cristal N. Downing	Executive Vice President and Chief Communications and Public Affairs Officer	Executive Vice President and Chief Communications and Public Affairs Officer, Merck

Chirfi Guindo	Chief Marketing Officer, Human Health	Chief Marketing Officer, Human Health, Merck

Michael A. Klobuchar	Executive Vice President and Chief Strategy Officer	Executive Vice President and Chief Strategy Officer, Merck

Dean Y. Li	Executive Vice President and President, Merck Research Laboratories	Executive Vice President and President, Merck Research Laboratories, Merck

Steven C. Mizell	Executive Vice President and Chief Human Resources Officer	Executive Vice President and Chief Human Resources Officer, Merck

Jannie Oosthuizen	President, Merck Human Health U.S.	President, Merck Human Health U.S., Merck

Joseph Romanelli	President, Human Health International	President, Human Health International, Merck

Dave Williams	Executive Vice President and Chief Information and Digital Officer	Executive Vice President and Chief Information and Digital Officer, Merck

Jennifer L. Zachary	Executive Vice President and General Counsel	Executive Vice President and General Counsel, Merck

2. Merck Sharp & Dohme LLC

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Parent are set forth below. If no business address is given, the director’s or executive officer’s business address is 126 East Lincoln Avenue, Rahway, NJ, 07065.

Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Position at Parent	Principal Occupation and Employer
Jon Filderman	Manager; Vice President	Vice President, Legal, Merck

Aaron Rosenberg	Manager; Treasurer	Senior Vice President and Treasurer, Merck

Dalton Smart	Manager; President	Senior Vice President, Global Controller, Merck

Gary Henningsen, Jr.	Senior Vice President, Tax	Senior Vice President, Corporate Tax, Merck

Kelly E.W. Grez	Secretary	Assistant Vice President, Legal, Merck

3. Hawaii Merger Sub, Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Merger Sub are set forth below. If no business address is given, the director’s or executive officer’s business address is 126 East Lincoln Avenue, Rahway, NJ, 07065. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Position at Merger Sub	Principal Occupation and Employer
Jon Filderman	Director; Secretary	Vice President, Legal, Merck

Aaron Rosenberg	Director; Senior Vice President and Treasurer	Senior Vice President and Treasurer, Merck

Dalton Smart	Director; President	Senior Vice President, Global Controller, Merck

Gary Henningsen, Jr.	Vice President, Tax	Senior Vice President, Corporate Tax, Merck